                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                           --------------------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
             FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 2)

                            THE BON-TON STORES, INC.
           ----------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                  --------------------------------------------
                         (Title of Class of Securities)

                                   09776J 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                Henry F. Miller, Esquire, Wolf, Block, Schorr and
                       Solis-Cohen LLP, 1650 Arch Street,
                     Philadelphia, PA 19103, (215) 977-2000
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 3, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                         (Continued on following pages)


                               (Page 1 of 9 Pages)

CUSIP No. 09776J 101                  13D                      Page 2 of 9 Pages

                              --------------------

1.       NAME OF REPORTING PERSON:                     M. THOMAS GRUMBACHER

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS -- PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION -- U.S.A.

NUMBER OF         7.       SOLE VOTING POWER - 4,905,533
SHARES
BENEFICIALLY      8.       SHARED VOTING POWER - 1,082,464
OWNED BY
EACH              9.       SOLE DISPOSITIVE POWER - 4,905,533
REPORTING
PERSON WITH       10.      SHARED DISPOSITIVE POWER - 1,082,464

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON - 5,987,997

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 38.7%

14.      TYPE OF REPORTING PERSON -- IN

CUSIP No. 09776J 101                  13D                      Page 3 of 9 Pages

                              --------------------

                  AMENDMENT NO. 2 TO STATEMENT ON SCHEDULE 13D

         This Amendment No. 2 amends and restates the Schedule 13D with respect to the common stock of The Bon-Ton Stores, Inc. beneficially owned by M. Thomas Grumbacher, filed on October 18, 1999, as amended by Amendment No. 1 filed October 29, 1999.


ITEM 1.    SECURITY AND ISSUER

         This statement relates to the common stock, $.01 par value (the "Common Stock"), of The Bon-Ton Stores, Inc. (the "Company"), a Pennsylvania corporation with principal executive offices at 2801 E. Market Street, York, Pennsylvania 17402. The Company has one other series of common stock: Class A common stock, $.01 par value (the "Class A Stock"). Each share of Class A Stock is convertible, at the option of its holder, into one share of Common Stock.

ITEM 2.    IDENTITY AND BACKGROUND

         (a)      Name of person filing: M. Thomas Grumbacher

         (b)      Business address: 2801 E. Market Street, York, Pennsylvania
                  17402

         (c) M. Thomas Grumbacher's present principal occupation is Chief Executive Officer and Chairman of the Board of the Company.

         (d) M. Thomas Grumbacher has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

         (e) M. Thomas Grumbacher has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship: U.S.A.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Grumbacher used his personal funds in the amount of $746,687.50 to purchase 331,000 shares of Common Stock during the period from August 1, 2000 through and including August 3, 2000. The purchase price per share for such shares ranged from $2.25 to $2.3125, and purchases were made on the open market.

CUSIP No. 09776J 101                  13D                      Page 4 of 9 Pages

                              --------------------

ITEM 4.    PURPOSE OF TRANSACTION

         The purpose of Mr. Grumbacher's acquisition of shares of Common Stock during the period from August 1, 2000 through and including August 3, 2000 is for investment.

         Mr. Grumbacher intends from time to time to review his ownership position in the Company and may, based on such factors as he deems relevant, seek to acquire additional shares of Common Stock, dispose of shares of Common Stock, or take any of the actions set forth in items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Grumbacher is the beneficial owner of an aggregate of 5,987,997 shares of Common Stock, which comprises 38.7% of the outstanding shares of Common Stock, as calculated in accordance with Rule 13d-3(d)(1).

         Specifically, Mr. Grumbacher beneficially owns, and is the record holder of 2,132,497 shares of Common Stock and 2,406,253 shares of Class A Stock. Mr. Grumbacher also beneficially owns 322,233 shares of Common Stock held in self-directed brokerage accounts, for his benefit, under the Company's Profit Sharing/Retirement Savings Plan (the "401(k) Plan"); the 401(k) Plan is the record holder of such shares. Mr. Grumbacher also beneficially owns 44,550 shares of Common Stock as a result of his ownership of options to purchase 44,550 shares of Common Stock, which options are presently exercisable. Mr. Grumbacher also beneficially owns 185,773 shares of Common Stock in his capacity as one of three directors of a charitable foundation (the "Foundation") which owns 185,773 shares of Common Stock.

         Mr. Grumbacher may also be deemed a beneficial owner of certain shares held in trust. Mr. Grumbacher's spouse, Nancy T. Grumbacher ("Nancy Grumbacher"), is a trustee of seven trusts: (i) three trusts, each created under an Indenture of Trust of M. Thomas Grumbacher dated March 9, 1989 (the "1989 Trusts"); (ii) three trusts, each created under an Indenture of Trust of M. Thomas Grumbacher dated June 21, 1993 (the "1993 Trusts"); and (iii) one trust created under an Indenture of Trust of M. Thomas Grumbacher dated December 30, 1999 (the "1999 Trust," and collectively with the 1989 Trusts and the 1993 Trusts the "Trusts"). Each of the 1989 Trusts and the 1993 Trusts is created for the benefit of one of Mr. Grumbacher's three adult children. The 1999 Trust is created for the benefit of Mr. Grumbacher's grandchild. The 1989 Trusts own 321,504 shares of Common Stock and 545,237 shares of Class A Stock. The 1993 Trusts own 24,950 shares of Common Stock. The 1999 Trust owns 5,000 shares of Common Stock. As a result of the capacity of Nancy Grumbacher as a trustee of each of the Trusts, Mr. Grumbacher may be deemed to be a beneficial owner of the shares of Common Stock and Class A Stock owned by such Trusts. Mr. Grumbacher hereby disclaims beneficial ownership of the shares of Common Stock and Class A Stock owned by the Trusts.

         (b) Mr. Grumbacher has sole voting and dispositive power with respect to 2,499,280 shares of Common Stock and 2,406,253 shares of Class A Stock.

CUSIP No. 09776J 101                  13D                      Page 5 of 9 Pages

                              --------------------

         Mr. Grumbacher shares voting and dispositive power with respect to 185,773 shares of Common Stock held by the Foundation with the other directors of the Foundation. The other directors of the Foundation are Nancy Grumbacher and David T. Kaufman ("Kaufman").

         If deemed a beneficial owner of the shares held by the Trusts, Mr. Grumbacher shares voting power and dispositive power with the respective trustees of each Trust, for each of the shares held by such Trust. The trustees and shares of each of the Trusts are as follows:

         (i) The trustees of the 1989 Trusts are Nancy Grumbacher, David R. Glyn ("Glyn") and Henry F. Miller ("Miller"), and these trustees share voting and dispositive power with respect to 321,504 shares of Common Stock and 545,237 shares of Class A Stock;

         (ii) The trustees of the 1993 Trusts are Nancy Grumbacher and Miller, and these trustees share voting and dispositive power with respect to 24,950 shares of Common Stock; and

         (iii) The trustees of the 1999 Trust are Nancy Grumbacher, Glyn and Beth G. Elser ("Elser"), and these trustees share voting and dispositive power with respect to 5,000 shares of Common Stock.

         The identity and background for each of the above-named persons with whom Mr. Grumbacher shares voting and dispositive power as to the any shares is as follows:

         Nancy T. Grumbacher:
         -Residence Address: 460 Country Club Road, York, Pennsylvania 17403. -Nancy Grumbacher is presently not employed.
         -Nancy Grumbacher has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
         -Nancy Grumbacher has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         -Citizenship: U.S.A.

         David J. Kaufman
         -Business Address: Wolf, Block, Schorr and Solis-Cohen LLP, 1650 Arch Street, 22nd Floor, Philadelphia, Pennsylvania 19103.
         -Kaufman's present principal occupation is counsel to Wolf, Block, Schorr and Solis-Cohen LLP.
         -Kaufman has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years. -Kaufman has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting

CUSIP No. 09776J 101                   13D                     Page 6 of 9 Pages

                              --------------------

         or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         -Citizenship: U.S.A.

         David R. Glyn
         -Business Address: Wolf, Block, Schorr and Solis-Cohen LLP, 1650 Arch Street, 22nd Floor, Philadelphia, Pennsylvania 19103.
         -Glyn's present principal occupation is partner in Wolf, Block, Schorr and Solis-Cohen LLP.
         -Glyn has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years. -Glyn has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         -Citizenship: U.S.A.

         Henry F. Miller
         -Business Address: Wolf, Block, Schorr and Solis-Cohen LLP, 1650 Arch Street, 22nd Floor, Philadelphia, Pennsylvania 19103.
         -Miller's present principal occupation is partner in Wolf, Block, Schorr and Solis-Cohen LLP.
         -Miller has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years. -Miller has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         -Citizenship: U.S.A.

         Beth G. Elser
         -Residence Address: 1312 Remington Road, Wynnewood, PA 19096.
         -Elser is presently not employed.
         -Elser has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years. -Elser has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         -Citizenship: U.S.A.

CUSIP No. 09776J 101                   13D                     Page 7 of 9 Pages

                              --------------------

         (c) The following transactions were effected since Mr. Grumbacher's most recent filing on Schedule 13D, dated as of October 29, 1999:

         On January 12, 2000, Mr. Grumbacher transferred 5,000 shares of Common Stock by gift to the 1999 Trust for the benefit of his grandchild.

         On March 3, 2000, options to purchase 21,650 shares of Common Stock held by Mr. Grumbacher became exercisable upon the attainment of specific performance goals set by the Company's Compensation Committee.

         During the period from July 27, 2000 through and including July 28, 2000, Mr. Grumbacher purchased, in open market transactions, 12,500 shares of Common Stock. The purchase price per share for such shares of Common Stock ranged from $2.1875 to $2.375.

         During the period from August 1, 2000 through and including August 3, 2000, Mr. Grumbacher purchased, in open market transactions, 331,000 shares of Common Stock. The purchase price per share for such shares of Common Stock ranged from $2.25 to $2.3125.

         On April 11, 2001, Mr. Grumbacher purchased 500,000 shares of Common Stock that were held in a Grantor Retained Annuity Trust ("GRAT") previously established by Mr. Grumbacher. The purchase price per share for such shares was $2.81. Mr. Grumbacher had contributed the 500,000 shares of Common Stock to the GRAT on October 14, 1999, and had the right to purchase any or all of such shares at any time, and from time to time, at their then fair market value. Both before and after Mr. Grumbacher's repurchase of the GRAT shares, he was deemed a beneficial owner of such shares. Miller and Glyn are the trustees of the GRAT.

         (d) The Foundation has the right to receive dividends from, and the proceeds from the sale of, 185,773 shares of Common Stock. Mr. Grumbacher, Nancy Grumbacher and Kaufman, as the directors of the Foundation, have the power to direct the receipt of dividends from, and the proceeds from the sale of, such shares.

         The 1989 Trusts have the right to receive dividends from, and the proceeds from the sale of, 321,504 shares of Common Stock and 545,237 shares of Class A Stock. Nancy Grumbacher, Glyn and Miller, as the trustees of the 1989 Trusts, have the power to direct the receipt of dividends from, and the proceeds from the sale of, such shares.

         The 1993 Trusts have the right to receive dividends from, and the proceeds from the sale of, 24,950 shares of Common Stock. Nancy Grumbacher and Miller, as the trustees of the 1993 Trusts, have the power to direct the receipt of dividends from, and the proceeds from the sale of, such shares.

         The 1999 Trust has the right to receive dividends from, and the proceeds from the sale of, 5,000 shares of Common Stock. Nancy Grumbacher, Glyn and Elser, as the trustees of the 1999

CUSIP No. 09776J 101                  13D                      Page 8 of 9 Pages

                              --------------------

Trust, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares

         (e)      Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
              TO SECURITIES OF THE ISSUER

         The Shareholders' Agreement (the "Class A Shareholders Agreement") by and among the Company and the holders of shares of Class A Stock (the "Class A Shareholders") imposes restrictions on the transfer of shares of Class A Stock by the Class A Shareholders, grants Mr. Grumbacher a right of first refusal, in the event that a Class A Shareholder desires to transfer shares of Class A Stock, and a right of first purchase, in the event that a Class A Shareholder desires to transfer, during any three month period, shares of Class A Stock if such shares do not, in the aggregate, exceed one percent (1%) of the issued and outstanding shares of capital stock of the Company, allows the free transfer of shares of Class A Stock to one or more beneficiaries of the Trusts or any other trust established for the benefit of one or more of the beneficiaries of the Trusts and limits the rights of the Class A Shareholders to convert shares of Class A Stock into shares of Common Stock.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS

         The Class A Shareholders' Agreement (incorporated by reference to
Exhibit 10.3 to Amendment No. 2 to the Company's Registration Statement on Form S-1, File No. 33-42142).

CUSIP No. 09776J 101                  13D                      Page 9 of 9 Pages

                              --------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 13, 2001


                                                    /s/ David R. Glyn
                                          --------------------------------------
                                                  Name: David R. Glyn
                                                        Attorney-in-fact